

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2011

Walter Davis
President and Chairman of the Board of Directors
c/o Ceres Managed Futures LLC
522 Fifth Avenue, 14th Floor
New York, NY 10036

Re: BHM Discretionary Futures Fund L.P
Amendment No. 1 to Form 10-12G
Filed April 21, 2011
File No. 000-54284

Dear Mr. Davis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 2 of our letter dated March 25, 2011. Please note that we are continuing to review your response.

The Units, page 4

2.   Please revise to discuss the relationship between the value of the partnership's net assets and its membership interests in the trading company.

Redemptions, page 4

3.   We note your response to comment 4 of our letter dated March 25, 2011 that the circumstances listed on page 4 are not the only situations where the general

partner may suspend redemptions. Please tell us why disclosure of all the remaining circumstances is not material and revise to elaborate on circumstance (ii) considering all your assets are allocated to the trading company. Also, please revise to clarify if you will notify unit holders of the suspensions and the accompanying reasons for such suspension.

Withdrawals, page 6

4.   You indicate that the trading manager may suspend withdrawals from the trading company if the trading manager reasonably determines certain circumstances. Please revise to clarify if the listed circumstances encompass all possible reasons for withdrawal suspension. Also, please revise to clarify if the trading company will notify members of the suspensions and the accompanying reasons for such suspension.

Calculation of Net Assets, page 6

5.   We note your response to comment 6 and the disclosure associated with the valuation of traded instruments. Please revise to clarify if your response implies that domestic contracts will all be exchange traded. Also, clarify whether reference to foreign exchange or "market" refers to an over the counter market.

Custody of Trading Company Assets, page 7

6.   In response to comment 9, you have provided a chart on page 7 and the narrative in the response letter. Please revise to include the noted narrative in this registration statement.

Management's Discussion and Analysis, page 26

7.   We note your response to comment 8 referring us to your risk factor disclosure for a discussion of the use of margins and how it impacts gains, losses, and exposure to changing valuations. The cited risk factor discusses margin in general and not how they are specifically used in the trading company's operations. Please revise this disclosure to discuss the use of margins during the reporting period and its impacts on your pro rata portion of the trading results.

8.   We note your response to comment 17 and the "allocation from the trading company" of $609,066. Please revise to clarify what the allocation consisted of and how the general partnership fee is recorded. Also, please revise to clarify if the allocation is effected via a reduction of the pro rata membership interest in the trading company.

Item 7. Certain Relationships and Related Transactions…, page 35

9.   We note your response to comment 20 that you do not utilize the services of any promoters. Please revise to identify your promoter(s) and include your supplemental response in this section.

10.   We note your response to comment 21. Please revise to discuss the payments made to related parties from your fee and reimbursement arrangements. Please refer to Item 404 of Regulation S-K.

Exhibit 99.1

BHM Discretionary Futures Fund, L.P Financial Statements

11.   We have reviewed your response to comment 24, and we note that your analysis of your exemption from the Investment Company Act of 1940 is currently under review by the Division of Investment Management. Notwithstanding the results of the review by the Division of Investment Management, please tell us how you meet the criteria of an investment company, as contemplated in ASC 230-10-15-4. These criteria should include investing in multiple substantive investments, investing for current income, capital appreciation, or both, and investing with investment plans that include exit strategies. Additionally, confirm that you neither acquire or hold investments for strategic operating purposes or obtain benefits (other than current income, capital appreciation, or both) from investees that are unavailable to noninvestor entities that are not related parties to the investee.

Note 6. Financial Highlights

12.   We have reviewed your response to comment 26. Please tell us how you have determined that the ratios provided in the Financial Highlights section do not constitute non-GAAP financial measures.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee, Staff Accountant, at 202-551-3693 or Dan Gordon, Accounting Branch Chief, 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3386 with any other questions.

Sincerely,

Duc Dang
Senior Counsel

cc: Timothy P. Selby, Esq.
Via *facsimile*: (212) 922-3894